SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29829; File No. 812-13830]

Global X Funds, et al.; Notice of Application

September 30, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order to supersede a prior order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Summary of Application: Applicants request an order that would permit (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Creation Units for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares. The order would supersede a prior order.[1]

Applicants: Global X Funds (the "Trust"), Global X Management Company LLC (the "Adviser") and SEI Investments Distribution Company (the "Distributor").

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[1]   Global X Funds and Global X Management Company LLC, Investment Company Act Release Nos. 28378 (Sep. 10, 2008) (notice) and 28433 (Oct. 3, 2008) (order).

Filing Dates: The application was filed on October 4, 2010, and amended on March 11, 2011, July 29, 2011 and September 30, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 27, 2011, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Global X Funds and Global X Management Company LLC, 399 Park Avenue, 32nd Floor, New York, NY 10022; and SEI Investments Distribution Company, One Freedom Valley Drive, Oaks, PA 19456.

For Further Information Contact: Laura J. Riegel, Senior Counsel at (202) 551-6873, or Dalia Osman Blass, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a statutory trust organized under the laws of Delaware, is registered with the Commission as an open-end management investment company. The Trust consists of 86 series ("Current Funds") whose performance correspond to the price and yield performance of a specified securities index (each, an "Underlying Index").

2.   Applicants request that the order apply to the Current Funds or any future series of the Trust or any other open-end management investment companies or series thereof advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser that comply with the terms and conditions of the application and whose performance will closely correspond to the price and yield performance of their Underlying Index (each such company or series, a "Future Fund" and together with the Current Funds, the "Funds").

3.   The Current Funds are based on Underlying Indexes comprised solely of equity securities. The Future Funds will invest primarily in equity securities and seek investment returns that closely correspond to the price and yield performance of Underlying Indexes comprised of equity securities ("Equity Funds"), or invest primarily in Underlying Indexes comprised of fixed income securities and seek investment returns that closely correspond to the price and yield performance of Underlying Indexes comprised of fixed income indices ("Fixed Income Funds"). Certain of the Funds may invest in equity securities or fixed income securities traded in foreign markets and seek investment results that correspond closely to the price and yield performance of Underlying Indexes whose component securities include such securities ("International Funds"). The Funds may also invest in a combination of equity, fixed income and U.S. money market securities and/or non-U.S. money market securities**.** The Funds may

also invest in "Depositary Receipts."[2] A Fund will not invest in any Depositary Receipts that the Adviser or Subadviser deems to be illiquid or for which pricing information is not readily available.

4.   The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). The Adviser or any entity controlling, controlled by or under common control with the Adviser (also included in the term "Adviser") serves or will serve as investment adviser to the Funds, subject to approval by the Board of Trustees of the Trust (the "Board"). The Adviser and the Trust may hire one or more subadvisers for the Funds (each, a "Subadviser"). Any Subadviser will be registered under the Advisers Act. The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter and distributor for the Shares.

5.   Each Fund will consist of a portfolio of securities and other instruments ("Portfolio Securities") selected to correspond to the price and yield performance of a specified Underlying Index. No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, a promoter of a Fund, the Adviser, any Subadviser, or a Distributor.

6.   The investment objective of each Fund will be to provide investment results that closely correspond to the price and yield performance of its Underlying Index.[3] Each Fund will

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[2]   Depositary Receipts are typically issued by a financial institution, a "depositary", and evidence ownership in a security or pool of securities that have been deposited with the depositary. No affiliated persons of applicants will serve as the depositary bank for any Depositary Receipts held by a Fund.

[3]   Applicants represent that each Fund will invest at least 80% of its total assets (exclusive of collateral held from securities lending) in the component securities that comprise its Underlying Index ("Component Securities"), in the case of International Funds, in Component Securities and Depositary Receipts representing such Component Securities, or in the case of certain Fixed Income Funds, in Component Securities and TBAs (as defined below) representing Component Securities. Each Fund also may invest up to 20% of its total assets in futures contracts,

sell and redeem Creation Units on a "Business Day," which is defined as any day that a Fund is required to be open under section 22(e) of the Act. A Fund will utilize either a replication or representative sampling strategy to track its Underlying Index. A Fund using a replication strategy invests or will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund using a representative sampling strategy holds or will hold some, but not necessarily all of the Component Securities of its Underlying Index.[4] Applicants state that use of the representative sampling strategy may prevent a Fund from tracking the performance of its Underlying Index with the same degree of accuracy as would a Fund that invests in every Component Security of the Underlying Index. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than 5 percent.

7.   Creation Units are expected to consist of at least 25,000 Shares and to have an initial price in the range of $375,000 to $10,000,000. All orders to purchase Creation Units must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the Funds. An Authorized Participant must be a participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant"). The Distributor also will be responsible for delivering the Fund's prospectus to those persons acquiring Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of

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options on future contracts, options and swaps, cash, cash equivalents, other investment companies, and securities that are not Component Securities but which the Adviser or Subadviser believes will assist the Fund in tracking the performance of its Underlying Index.

[4]   Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund's Underlying Index taken in its entirety.

acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

8.   Shares of the Fund generally will be sold in Creation Units in exchange for an in-kind deposit by the purchaser of a portfolio of securities (the "Deposit Securities"), designated by the Adviser, together with the deposit or refund of a specified cash payment ("Cash Component" and collectively with the Deposit Securities, "Fund Deposit"). The Cash Component is an amount equal to the difference between (a) the net asset value ("NAV") per Creation Unit of a Fund and (b) the total aggregate market value per Creation Unit of the Deposit Securities.[5] Each Fund may permit a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the Deposit Securities, under certain circumstances. To preserve maximum efficiency and flexibility, a Fund reserves the right to accept and deliver Creation Units entirely for cash ("All-Cash Payment"), if doing so would reduce the Fund's transaction costs or enhance the Fund's operating efficiency.

9.   An investor acquiring or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[6] Variations in the Transaction Fees may be imposed from time to time in accordance with rule

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[5]   On each Business Day, prior to the opening of trading on the Exchange, a list of the names and the required number of shares of each Deposit Security to be included in the current Fund Deposit (based on the information at the end of the previous Business Day) for each Fund or cash information for each Fund, including when the purchase of Creation Units from the Fund is an All-Cash Payment (as defined below), will be made available. In addition, the All-Cash Payment will be disclosed, if applicable. The national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Shares are listed will disseminate every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association, an amount representing on a per Share basis, the sum of the current value of the Fund Deposit.

[6]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities.

22d-1 under the Act. Transaction Fees will be limited to amounts that have determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Securities and Fund Securities (as defined below) of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

10. Purchasers of Shares in Creation Units may hold the Shares or may sell the Shares into the secondary market. Shares will be listed and traded on an Exchange.[7] It is expected that one or more Exchange market makers ("Market Makers"), will be assigned to the Shares and maintain a market for Shares trading on the Exchange. Prices of Shares trading on an Exchange will be based on the current bid/offer market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

11. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers also may purchase Creation Units for use in market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[8] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

12. Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender the Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit.

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[7] Shares of the Current Funds are listed and traded on NYSE Arca, Inc.

[8] Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

Redemption orders must be placed by or through an Authorized Participant. An investor

redeeming a Creation Unit generally will receive (a) Portfolio Securities designated by the

Adviser to be delivered for redemptions ("Fund Securities") on the date that the request for

redemption is submitted and (b) a "Cash Redemption Amount," consisting of an amount

calculated in the same manner as the Cash Component. An investor may receive the cash

equivalent of a Redemption Security upon request because it is constrained from effecting

transactions in the security by regulation or policy.[9] A redeeming investor may pay a

Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection with

purchases of Creation Units.

13. Applicants state that in accepting Deposit Securities and satisfying redemptions with

Fund Securities, the relevant Funds will comply with the federal securities laws, including that

the Deposit Securities and Fund Securities are sold in transactions that would be exempt from

registration under the Securities Act of 1933 ("Securities Act").[10] The specified Deposit

Securities and Fund Securities either (a) will correspond pro rata to the Portfolio Securities of a

Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit

Securities and Fund Securities (i) consist of the same representative sample of Portfolio

Securities designed to generate performance that is highly correlated to the performance of the

Portfolio Securities, (ii) consist only of securities that are already included among the existing

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[9]   Applicants state that Fixed Income Funds may substitute a cash-in-lieu amount to replace any "to-be-announced" ("TBA") transaction that is listed as a Deposit Security or Fund Security of any Fund. A TBA transaction is a method of trading mortgage-backed securities where the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA transactions will be equivalent to the value of the TBA transaction listed as a Deposit Security or a Fund Security.

[10]   In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the relevant Funds will comply with the conditions of rule 144A.

Portfolio Securities, and (iii) are the same for all Authorized Participants on a given Business Day.[11]

14.   Neither the Trust nor any individual Fund will be advertised, marketed or otherwise held out as an open-end fund or a mutual fund. Instead, each Fund will be marketed as an "exchange–traded fund" or an "ETF." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units only. The The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

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[11]   In either case, a basket of Deposit Securities and basket of Fund Securities (and a true pro rata slice of the Portfolio Securities) may differ solely to the extent necessary (a) because it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, (b) because, in the case of equity securities, rounding is necessary to eliminate fractional shares or lots that are not tradable round lots, or (c) for temporary periods, to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. A tradable round lot for an equity security will be the standard unit of trading in that particular type of security in its primary market.

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is

entitled to receive approximately his proportionate share of the issuer's current net assets, or the

cash equivalent. Because Shares will not be individually redeemable, applicants request an order

that would permit the Funds to register as open-end management investment companies and

issue Shares that are redeemable in Creation Units only. Applicants state that investors may

purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants state

that because the market price of Creation Units will be disciplined by arbitrage opportunities,

investors should be able to sell Shares at market prices that do not vary substantially from their

NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable

security do so only at a price based on its NAV. Applicants state that secondary market trading

in Shares will take place at negotiated prices, not at a current offering price described in a Fund's

prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the

secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act.

Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing Shares. Applicants maintain that while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment

among buyers, and (c) ensure an orderly distribution of investment company shares by

eliminating price competition from dealers offering shares at less than the published sales price

and repurchasing shares at more than the published redemption price.

6.   Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary

market trading in Shares does not involve a Fund as a party and will not result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

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from day to day, such variances occur as a result of third party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of the International Funds is contingent not only on the settlement cycle of the U.S. securities markets, but also on the delivery cycles present in international markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide for payment or satisfaction of redemptions within a longer number of calendar days as required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Securities of each International Fund customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.[12]

8.   Applicants submit that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments for Creation Units of a Fund to be made within 14

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[12]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade.

calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants

state that an International Fund's statement of additional information will disclose those local

holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven

calendar days, and the maximum number of days, up to 14 calendar days, needed to deliver the

proceeds for each affected International Fund. Applicants are not seeking relief from section

22(e) with respect to International Funds that do not effect creations and redemptions of Creation

Units in-kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring securities of an investment company if such securities represent more

than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of

the Act prohibits a registered open-end investment company, its principal underwriter and any

other broker-dealer from selling the investment company's shares to another investment

company if the sale will cause the acquiring company to own more than 3% of the acquired

company's voting stock, or if the sale will cause more than 10% of the acquired company's

voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies

("Investing Management Companies") and unit investment trusts ("Investing Trusts") registered

under the Act that are not sponsored or advised by the Adviser or any entity controlling,

controlled by, or under common control with the Adviser and are not part of the same "group of

investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Funds (collectively, "Investing Funds") to acquire shares of a Fund beyond the limits of section

12(d)(1)(A). In addition, applicants seek relief to permit a Fund or broker-dealer that is

registered under the Exchange Act ("Broker") to sell Shares to Investing Funds in excess of the

limits of section 12(d)(1)(B).

11.   Each Investing Management Company will be advised by an investment adviser

within the meaning of section 2(a)(20)(A) of the Act (the "Investing Fund Adviser") and may be

sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the

Act (each an "Investing Fund Subadviser"). Any investment adviser to an Investing Fund will be

registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor

("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately

address the concerns underlying the limits in sections 12(d)(1)(A) and (B), which include

concerns about undue influence by a fund of funds over underlying funds, excessive layering of

fees and overly complex fund structures. Applicants believe that the requested exemption is

consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Investing Funds nor an Investing Fund Affiliate

would be able to exert undue influence over the Funds.[13] To limit the control that an Investing

Fund may have over a Fund, applicants propose a condition prohibiting an Investing Fund

Adviser or a Sponsor, any person controlling, controlled by, or under common control with the

Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an

investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by

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[13]   An "Investing Fund Affiliate" is the Investing Fund Adviser, Investing Fund Subadviser(s), any Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is the investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

the Investing Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor ("Investing Fund's Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Subadviser, any person controlling, controlled by or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by or under common control with the Investing Fund Subadviser ("Investing Fund's Subadvisory Group"). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor, or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Subadviser, Sponsor, or employee is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

14. Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees, will find that the

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advisory fees charged to the Investing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. In addition, under condition B.5, an Investing Fund Adviser or a trustee ("Trustee") or Sponsor of an Investing Trust will, as applicable, waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, from the Funds in connection with the investment by the Investing Fund in the Fund. Applicants state that any sales charges or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[14]

15. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund may acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act. To ensure that Investing Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Investing Fund that intends to invest in a Fund in reliance on the requested order will enter into an agreement ("FOF Participation Agreement") between the Fund and the Investing Fund requiring the Investing Fund to adhere to the terms and conditions of the requested order. The FOF Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the requested order only to invest in Funds and not in any other investment company.

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[14] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by Financial Industry Regulatory Authority.

16.   Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1).

Sections 17(a)(1) and (2) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second-tier affiliate"), from selling any security to or acquiring any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.   The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

18. Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons of the Fund or second-tier affiliates solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

19. Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from acquiring or redeeming Creation Units through "in-kind" transactions. The deposit procedures for both in kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions. The composition of a Fund Deposit made by a purchaser or Fund Redemption given to a redeeming investor (except for any cash in lieu amounts) on any Business Day will be the same regardless of the investor's identity, and Fund Deposits and Fund Redemptions will be valued in the same manner as Portfolio Securities. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or second-tier affiliates, of a Fund to effect a transaction detrimental to other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Fund.

20. Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated person of an Investing Fund to sell its Shares to and redeem its Shares from an Investing Fund.[15]

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[15]   Applicants believe that an Investing Fund generally will purchase Shares of the Funds in the secondary market and will not purchase or redeem Creation Units directly from a Fund. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is intended to cover the transactions that would accompany such sales and redemptions. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund

Applicants state that the terms of the transactions are fair and reasonable and do not involve

overreaching. Applicants note that any consideration paid by an Investing Fund for the purchase

or redemption of Shares directly from a Fund will be based on the NAV of the Shares.[16]

Applicants believe that any proposed transactions directly between the Funds and Investing

Funds will be consistent with the policies of each Investing Fund. The purchase of Creation

Units by an Investing Fund directly from a Fund will be accomplished in accordance with the

investment restrictions of any such Investing Fund and will be consistent with the investment

policies set forth in the Investing Fund's registration statement. The FOF Participation

Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to

represent that the purchase of Creation Units from a Fund by an Investing Fund will be

accomplished in compliance with the investment restrictions of the Investing Fund and will be

consistent with the investment policies set forth in the Investing Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

A.   Exchange Traded Fund Relief

1.   As long as the Funds operate in reliance on the requested order, the Shares of the

Funds will be listed on an Exchange.

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because the Adviser or an entity controlling, controlled by or under common control with the Adviser is also an
investment adviser to the Investing Fund.

[16]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund,
or an affiliated person of such person, for the purchase by the Investing Fund of Shares or (b) an affiliated person of
a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be
prohibited by section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgment.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.   The website for the Funds, which is and will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Shares of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Shares of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling,

controlled by, or under common control with the Investing Fund Subadviser acts as the

investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential

investment by the Investing Fund in a Fund to influence the terms of any services or transactions

between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including

a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to

assure that the Investing Fund Adviser and any Investing Fund Subadviser are conducting the

investment program of the Investing Management Company without taking into account any

consideration received by the Investing Management Company or an Investing Fund Affiliate

from a Fund or a Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in Fund Shares exceeds the limit in

section 12(d)(1)(A)(i) of the Act, the Board of a Fund, including a majority of the disinterested

Board members, will determine that any consideration paid by the Fund to the Investing Fund or

an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and

reasonable in relation to the nature and quality of the services and benefits received by the Fund;

(b) is within the range of consideration that the Fund would be required to pay to another

unaffiliated entity in connection with the same services or transactions; and (c) does not involve

overreaching on the part of any person concerned. This condition does not apply with respect to

any services or transactions between a Fund and its investment adviser(s), or any person

controlling, controlled by, or under common control with such investment adviser(s).

5.   The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees

otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, or Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, or Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.   The Board of the Fund, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in Fund Shares exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether

the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.   Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in Fund Shares in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the

limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary